Mail Stop 03-05

      	July 1, 2005


Via U.S. Mail

Robert Gerald Buchanan, President
Genco Shipping and Trading Limited
35 West 56th Street
New York, New York  10019

Re: 	Genco Shipping and Trading Limited
	Registration Statement on Form S-1
	Filed June 16, 2005
	File No. 333-124718

Dear Mr. Buchanan,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please complete all blank spaces within an amendment to the Registration Statement on Form S-1, including the initial public offering price and per share data.



2. We note the artwork you provided in response to prior comment
1.
Two of the graphics appear to be two Panamax vessels you own. The identity of the vessel in the third graphic is unclear. Please provide a brief description to help investors understand the purpose of the artwork that you plan to present in the prospectus.

Prospectus Cover Page
3. We note from your response to prior comment 29 that Fleet Acquisition currently owns 500 shares of your common stock. In this regard, please advise whether the over-allotment arrangement Fleet Acquisition has with the underwriters as well as the shares Fleet Acquisition plans to offer to the public involves the 500 shares currently owned by Fleet Acquisition. If not, please provide a timeline as to the order in which events relating to the issuance of shares to Fleet Acquisition and the option issued to the underwriters will take place. We may have further comment upon review of your response.

Risk Factors, page 12
Any issuance of additional share of common stock, page 18
4. We note your response to prior comment 16. Please expand your disclosure to better explain to investors the risk of how additional shares of common stock could dilute interest in your company.

Management`s Discussion and Analysis, page 33
Lack of Historical Operating Data for Vessels Before Their
Acquisition, page 36
5. You stated, in your initial filing, that you understand that COFCO used the vessels while in its ownership for carriage of its own cargoes and for cargoes of third parties which resulted in a different commercial and technical management structure from yours.
We assume that your understanding has not changed. Please confirm or advise supplementally.
6. We note from the disclosure included in this amendment that you plan to treat acquisitions of vessels, including vessels acquired with charter, as the acquisition of an asset rather than a business.
Please note that we would consider each such acquisition separately and on a facts and circumstances basis before concluding that an asset had been acquired, as opposed to a business.
7. Please add to your risk factor section the business risk that the vessels you acquired are free of a charter agreement and the infrequency that the current charter continues in the hands of the new acquirer. Also briefly explain the magnitude of the business risk to investors.


Business, page 64
Our Customers, page 69
8. We note your response to prior comment 20; however, any contract in the ordinary course of business upon which your business is substantially dependent should be disclosed and filed as an exhibit except where the amount is immaterial in amount or significance. Please revise to disclose the material terms of your agreements with the two charterers that account for more than 10% of revenues and file these agreements as exhibits to this registration statement or advise. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Principal and Selling Shareholders, page 81
9. It is not clear whether Fleet Acquisition is a broker-dealer or affiliated with a broker-dealer based on the affiliations you note in footnote 1. Please note that if your selling shareholder is a broker-dealer, then it should be identified as an underwriter in the amended registration statement. In the alternative, if your selling shareholder is an affiliate of a broker-dealer, please disclose whether to the best of your knowledge this entity purchased the securities in the ordinary course of business and, if at the time of the purchase of the securities to be resold, the selling shareholder had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these assertions for the selling shareholder identified as an affiliate of broker-dealers, then you must identify the seller as an underwriter. Please revise accordingly.

Underwriting, page 106
Directed Share Program, page 107
10. We note your response to prior comment 25. Please advise whether the persons participating in the directed share program will be subject to a lock-up agreement. Also, please tell us whether you have allocated a significant block of shares to the directed share program.

Lock-up Agreements, page 107
11. Please disclose how the lock-up with operate in relation to your and the selling shareholder`s option to purchase additional shares.
Also, please file the lock-up agreements as exhibits to the registration statement.


Part II
Item 7. Recent Sales of Unregistered Securities
12. We note your response to prior comment 29. Please revise to state briefly the facts relied upon to make the exemption available.
Please refer to Item 701(d) of Regulation S-K.

Exhibits
13. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Please refer to Rule 402 of Regulation C.

Other
14. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Beverly Singleton at (202) 551-3328 or
Margery
Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 551-3313 or me at (202) 551-3348 with any other questions.

      	Regards,



      	Jennifer G. Williams
      	Special Counsel


cc:	Gary J. Wolfe, Esq.
      Seward & Kissel LLP
	via facsimile:  (212) 480-8421
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Mr. Robert Gerald Buchanan
Genco Shipping and Trading Limited
July 1, 2005
Page 1